Confidential Treatment Requested by Dell Inc.
Pursuant to Rule 83 Under the Freedom of Information Act1
August 10, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0407
Attn: Patrick Gilmore

Re:	Dell Inc.
Form 10-K for the Fiscal Year Ended January 29, 2010
Filed March 18, 2010
File No. 000-17017
Ladies and Gentlemen:
          Dell Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing contained in the staff’s letter to the Company dated July 27, 2010. The Company has responded to all of the staff’s comments. The Company’s responses to the staff’s comments are set forth below with each response below numbered to correspond to the numbered comment in the staff’s letter.
          The Company has not amended the reviewed Form 10-K in connection with this supplemental submission. Because the Company does not propose any additional disclosure, it does not believe that any amendment to the reviewed Form 10-K is warranted.
Form 10-K for the Fiscal Year Ended January 29, 2010
General
          1. We note on pages 6-7 that you conduct business in the Middle East and Africa, regions that are generally understood to include Iran, Syria, and Sudan. In addition, we are aware of a May 2008 news report that your products are available in Cuba and an April 2010 news report that your products are available in Iran. Cuba, Iran, Sudan, and Syria are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan and Syria. We note that, pursuant to the terms of sale furnished on your website, your products “may not be sold, leased or otherwise transferred...” to countries including Cuba, Iran, Sudan, and Syria.

[1]	Dell Inc. has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act. Such portions are denoted by [***]. An unredacted version of this letter has been submitted to the Division of Corporation Finance of the Securities and Exchange Commission.
Dell Inc. One Dell Way, Round Rock TX 78682

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          Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your response letter to us dated April 30, 2007. Your response should describe any products, equipment, components, technology, software, or services that you have provided in Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of those countries or entities controlled by those governments.
          Dell does not conduct any business directly in any country identified as a state sponsor of terrorism (the countries identified are Cuba, Iran, Syria and Sudan) unless under authority of a license or license exception from the U.S. Government and the governments of any other countries with jurisdiction, nor does Dell conduct business with, or provide financing to, the governments of any of those countries.
          In addition, Dell does not authorize its resellers and distributors to make sales of Dell products to any end user in such countries and, in its reseller and distributor contracts, specifically notifies its authorized partners that the sale of any Dell products to or in restricted countries is prohibited by U.S. law. The Company’s standard contract includes the following relevant language: “Authorized Reseller acknowledges that the purchased goods licensed or sold under this agreement, and the transaction contemplated by this agreement, which may include technology and software, are subject to the export control laws and regulations of the United States and may also be subject to the export laws and regulations of the country in which the products are manufactured and/or sold. For any authorized resale under this agreement, Authorized Reseller acknowledges that it is Authorized Reseller’s sole responsibility to comply with those laws and regulations and agrees to fully abide by those laws and regulations. Further, under U.S. law, the goods shipped pursuant to this agreement may not be sold, leased or otherwise transferred to restricted end-users or to restricted countries.”
          During fiscal years 2007 through and including 2010, Dell completed three transactions with a partner (Planson International) where Dell sold product to the partner after verifying that the partner had obtained export licenses or used an express and applicable license exception to ship Dell’s products to the United Nations in Sudan. These transactions are as follows:
•	16 Latitude Laptops, 95 Optiplex desktops, and various peripherals shipped to the United Nations Office for Project Services in Juba, Sudan. This was approved in March 2008 by the Office of Foreign Assets Control.

•	178 Latitude Laptops, 170 Optiplex desktops, and 10 Power Edge Servers to the United Nations World Food Programme in Khartoum, Sudan. This was approved in June 2009 by the U.S. Department of Commerce Bureau of Industry and Security.

•	131 Latitude Laptops and 63 Optiplex desktops to the United Nations Development Programme in Khartoum, Sudan. This was approved in July 2009 by the U.S. Department of Commerce Bureau of Industry and Security.

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          Other than these transactions, Dell has not sold any other products to end users in Cuba, Iran, Syria, or Sudan — under a license or otherwise.
          Dell does not maintain any offices or other facilities in any country identified as a state sponsor of terrorism, has no employees in any of those countries, and has no assets or liabilities associated with activities in any of those countries.
          While Dell seeks to prevent the unauthorized sale and use of any of its products by end users in countries identified as state sponsors of terrorism, many of its products are portable, and therefore, Dell, does not have the ability to prevent third parties from themselves transporting Dell products into the identified countries. Dell does take reasonable steps to prevent any such third party sales, including enforcing its trademark rights against infringers that seek to sell into those countries. We note the staff’s reference to an April 2010 news report that our products are available in Iran. The article states ‘U.S. brands such as . . . Dell computers . . . can be found in shops in Tehran, despite a U.S. ban on most trade with the Islamic state.’ We also note the staff’s reference to a May 2008 news report that our products are available in Cuba. As noted above, Dell policy prohibits the sale of Dell products to Iran and Cuba. We have not received any information concerning the products referred to in the news reports beyond the reference in the news reports themselves. We do not know if the products referred to are authentic Dell products, if a Dell customer elsewhere in the world shipped or transported the Dell products to Cuba or Iran, or if the news reports are accurate. However, as discussed above, Dell takes reasonable steps to prevent third party sales which may result in the availability alleged in the news reports.
               2. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, and Syria. In this regard, please discuss the potential impact of unauthorized sales or distributions of your products into the named countries, and any steps you have taken or propose to take to impact any such sales or distributions.
          For the reasons set forth below, we believe no disclosure is required as it relates to this issue. Dell does not have any contacts in Cuba, Iran, Sudan or Syria aside from the authorized sales to the United Nations for programs in Sudan referenced in the response to Comment No. 1 above. As noted in the response to Comment No. 1, Dell’s policies do not allow operations or sales in countries that are identified as state sponsors of terrorism, and the Company does not knowingly permit, encourage or facilitate the sale or transporting of Dell products into those countries, except for limited activities conducted under authority of appropriate governmental licenses. Dell does not

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believe that those limited activities, whether analyzed on a quantitative or qualitative basis, are material to Dell or present a material investment risk to Dell stockholders. Also as noted in the response to Comment No. 1 above, Dell has implemented policies to prevent these sales and seeks to prevent the unauthorized sale and use of any of its products in these countries. Dell also maintains controls in order to ensure compliance with these policies.
          As noted in the response to Comment No. 1 above, the only revenue derived by Dell during fiscal years 2007 through and including 2010 from business in countries identified as state sponsors of terrorism was attributable to the sale of 328 desktop computers, 325 laptops and ten servers to United Nations programs under authority of a government license. That revenue amounted to less than $700,000, which when compared with Dell’s annual net revenues of more than $50 billion in each of those fiscal years, is clearly not material from a quantitative standpoint.
          With respect to qualitative materiality, Dell believes that its activities conform to all applicable laws, including those administered by the Office of Foreign Assets Control and the Bureau of Industry and Security. Dell acknowledges that various states and institutions have taken positions with respect to investments in companies having business interests in countries identified as state sponsors of terrorism. The applicable legislation, resolution or policy may list various factors to be considered in making investment decisions, including the nature of the business being conducted and whether the issuer obtained a license or has ties to the applicable governments.
          Dell believes that investor sentiment towards Dell would not be adversely impacted by the limited licensed activity described herein or by an immaterial volume of similar sales in the future. Investor inquiries are another gauge of investor sentiment and, to the Company’s knowledge, Dell has not received any significant number of inquiries with respect to its operations in and its contacts with those countries. Dell is certainly sensitive to the concerns of its investors, and will continue to monitor investor sentiment and activity in this area as it routinely does in many other areas.
Item 1 – Business, page 1
General
          3. You disclose on page 28 that 27% of your revenue for fiscal 2010 was generated from public customers, and we note from page 2 that your public customers include governments as well as educational institutions, health care entities, and law enforcement agencies. We note further the risk factor disclosure on page 15 that your business could be harmed by the loss of government contracts due to termination for convenience or non-appropriation; however, the extent of the risks posed to the company by the contingencies described is unclear. In light of the foregoing, please describe and quantify any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government, or explain to us why you believe no such disclosure is required. Refer to Item 101(c)(1)(ix) of Regulation S-K.
          We believe no more disclosure is required in connection with this issue, because although as a legal matter our government contracts are subject to termination due to convenience or non-appropriation, in recent fiscal years no more than a de minimis portion of our contracts were terminated for such reasons or underwent a renegotiation of profits. We estimate that all revenue

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related to our contracts with U.S. federal, state, and local governments represents approximately 10% of total net revenue.
          As noted in our filings, our government contracts are subject to the risk of termination for convenience or non-appropriation. Theoretically, the scope of this potential risk is broad because termination for convenience or non-appropriation clauses are included in all federal government contracts as a matter of law. Even if there is no express termination for convenience clause in a contract, courts have found such clauses to be present as a matter of public procurement policy, and accordingly, all our contracts with the federal government are subject to this risk. In addition to federal government contracts, these termination clauses are also routinely negotiated in Dell’s contracts with U.S. state and local governments.
          As a practical matter, although the scope of this risk applies broadly to our U.S. federal, state and local government contracts, terminations of government contracts for convenience or non-appropriation are rare. As noted above, in the last three fiscal years no more than a de minimis portion of our federal, state and local contracts were terminated due to convenience or non-appropriation or underwent a renegotiation of profits. Most government customers operate under an approach to their obligated funding where any unused funding is forfeited. As a result, terminations of contracts with funding already in place could put that funding at risk, which makes such terminations more unlikely. In addition, many of our contracts with our government customers are indefinite demand, indefinite quantity purchases. Accordingly, rather than terminate a contract, the customer has the option to suspend purchases.
          We will continue to monitor our contractual relationships with our government customers as we do with all of our customer relationships, and will consider whether additional disclosure might be warranted if circumstances change.
Products and Services
Manufacturing and Materials, page 3
          4. You disclose in your business discussion that you rely on a single vendor or a limited number of vendors for certain components of your products. We note further the risk factor disclosures on page 14 relating to your reliance on vendors for components; you indicate that you are exposed to a risk of supply shortages and increases in component costs, and that your operating results may be harmed if the supply of a critical single- or limited-source product or component is delayed or curtailed. It is unclear from these disclosures the extent of the company’s reliance on single- or limited-source suppliers, and the nature of the critical components they provide for you. In this regard, the following statement on page 4 does not appear to address the extent of the company’s reliance, only its exposure as compared to that of its competitors: “[W]e believe that any disruption that may occur because of our dependency on single- or limited-source vendors would not disproportionately disadvantage us relative to our competitors.” To the extent material to your business as a whole, disclose the nature of any critical components that are obtained from single or limited number of vendors, and ensure that you provide a materially complete description of your arrangements with such vendors. Please also provide us with your analysis as to how you

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Pursuant to Rule 83 Under the Freedom of Information Act; DSEC-000
concluded you are not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file your agreements with any single- or limited-source suppliers of critical components of your products.
          For the reasons set forth below, we believe no more disclosure is required as it relates to this issue. We continue to use multiple single-source and limited-source suppliers to procure certain product component parts. These components include hardware, such as processers and video cards, as well as software, such as operating systems. Dell’s relationships with most of the suppliers who provide product components under such contracts are strategic in nature, and the status of suppliers to Dell as single-source or limited-source suppliers is a direct result of these strategic relationships. In some cases, Dell has entered into preferred vendor agreements with these suppliers to capitalize on Dell’s volume purchases and to secure advantageous terms. As indicated in Dell’s risk factor discussion, the extended interruption in the supply of any of these key component parts has the potential to result in temporary supply shortages and increases in component costs that could adversely affect Dell’s operations. However, Dell monitors these suppliers to minimize the risk of a disruption in supply and to ensure that Dell’s core product components could be procured from multiple sources if necessary. Moreover, Dell also has determined that, if any one of these suppliers was unable to meet Dell’s requirements for products and component parts in a timely fashion, Dell in most cases would be able to procure similar components from a different supplier sufficient to accommodate product design and other requirements. In other cases, Dell would be able to procure the components from distributors rather than directly from the supplier. Dell believes that it would be able to obtain alternative component supply sources at a cost and within a period that would not be materially adverse to Dell’s consolidated results of operations. As a result, and as disclosed in the reviewed Form 10-K, Dell’s use of single-source and limited-source contracts has not caused material supply disruptions in the past.
          Dell’s single-source and limited-source supplier contracts are of a nature that ordinarily accompanies the type of business conducted by Dell. As a result, any such contract would be subject to the filing requirement of Item 601(b)(10)(ii)(B) only if the contract is one upon which Dell’s “business is substantially dependent.” Because, as discussed in the paragraph above, Dell has the ability to obtain product component parts from alternative supply sources, Dell is not “substantially dependent” upon any of its single-source or limited-source supplier contracts. Accordingly, Dell concluded that it is not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file any such contract as an exhibit to the reviewed Form 10-K.
          Dell has disclosed that it is a party to various single-source or limited-source supplier contracts and has identified the risk associated with those types of contracts to assist investor understanding of one aspect of the Company’s extensive network of supplier relationships. The Commission has recognized, however, that a registrant’s reference in its disclosures to a particular contract does not subject the contract to a filing requirement under Item 601(b)(10). In Securities Act Release No. 6149 (November 16, 1979), the Commission proposed amendments to the then-existing definition of “material contract” used for exhibit filing purposes. In its discussion of the proposed amendment, the Commission stated that “the requirement that any contract specifically referred to in the registration statement or report is deemed to be a material contract and thus filed as an exhibit to said filing has been deleted.” In explaining the reason for the deletion, the

Securities and Exchange
      Commission
Confidential Treatment Requested by Dell Inc.
Pursuant to Rule 83 Under the Freedom of Information Act; DSEC-000
Commission observed that it “has always encouraged registrants, in addition to specifically required disclosure, to discuss in their filings whatever additional information they felt was appropriate in describing the registrant’s business or operations. . . . The Commission has determined that . . . the mere mention of such contracts should not impose an exhibit filing requirement.”
Item 8 – Financial Statements and Supplementary Data
Note 1 – Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 56
          5. Your disclosures appear to indicate that software license fees are included in the service revenue and cost of services line items on your Consolidated Statements of Income. Please tell us how your presentation complies with Rule 5-03 of Regulation S-X. As part of your response, please quantify the amount of software license fees and related costs included in the service revenue and cost of services line items for all periods presented.
          Rule 5-03 of Regulation S-X (“Rule 5-03”) requires net sales and gross revenues to be stated separately for (a) tangible products, (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenue from services, and (e) other revenues. Correspondingly, costs and expenses related to these revenues are also required to be stated separately. Further, Rule 5-03 of Regulation S-X specifies that if income is derived from more than one of the subcaptions described above, each class which is not more than 10% of the sum of the items may be combined with another class.
          Prior to Fiscal 2010 Dell reported all revenues and related costs of revenues in single income statement captions. In the first quarter of Fiscal 2010 we expected what we had historically called “enhanced services revenue” to exceed 10% of total net revenue in Fiscal 2010 (we included within enhanced services revenue the following: infrastructure consulting, deployment of enterprise products and computer systems in customers’ environments, asset recovery and recycling, computer-related training, IT support, client and enterprise support, and managed service solutions). In order to conform to Rule 5-03 beginning in the first quarter of Fiscal 2010 we separately presented net revenues and costs of revenues from products and enhanced services. In connection with the change in our income statement presentation we also evaluated software license revenue, both with and without post contract customer support, to assess the Rule 5-03 classification as product or service revenues and whether this revenue source exceeded 10% of total net revenues for consideration as a separate caption and, if below 10%, whether that revenue source could be combined as provided by Rule 5-03. Our response below includes excerpts from a memorandum we prepared contemporaneously and prior to the filing of our Form 10-Q for our first quarter of Fiscal 2010.
          Dell typically accounts for arrangements containing a software license and post contract customer support (“PCS”) as a single unit of account (because we do not have vendor specific objective evidence (“VSOE”) of fair value for PCS in most cases). Based on our knowledge of the software industry reporting practices, the software industry would typically classify PCS as a service revenue stream and, even though a software license is an intangible asset, would view the software

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license revenue as a sale of tangible products for purposes of Rule 5-03 income statement classification. Since revenues recognized from this single unit of account arrangement contain elements of both tangible product revenues and service revenues, it is a “hybrid” revenue stream. For the reasons more fully described below, we elected to classify the revenue from these hybrid arrangements of software and PCS within the income statement caption that includes what we had historically called enhanced service revenues.
          An excerpt from “Software Revenue Recognition” as published by PricewaterhouseCoopers states (emphasis added):
“The SEC requires separate presentation (in the statement of operations) for products and services revenue (among other categories) and related costs if the separate categories exceed 10% of total revenues. A company is not always able to allocate the deliverables in an arrangement into separate accounting units in accordance with EITF 00-21 or SOP 97-2, for example, but instead must account for the deliverables as a single accounting unit.
The SEC has stated that it does not believe a company should be precluded from separately displaying product and service revenues in the income statement solely because the company is unable to separate the deliverables for revenue recognition purposes. This breakout may provide a desired level of transparency to investors. Therefore, the SEC would not object to a separate display of product and service revenues so long as: (1) a company has a reasonable and systematic basis for developing a separation methodology, and (2) the method of separating is consistently applied, clearly disclosed, and not misleading. If a company is not able to meet these criteria, presentation of a single line item (i.e. combining service and product revenue in the same line items for these types of arrangements) would be acceptable. Judgment is required to determine whether a company has a reasonable basis for separately displaying revenues for deliverables comprising a single unit of accounting.”
          An excerpt from “Software Revenue Recognition — An Analysis of SOP 97-2 and Related Guidance” as published by KPMG states (emphasis added):
“We believe that a vendor is permitted (but not required) to separate the license revenue and services revenue for income statement classification purposes in a contract accounting arrangement, provided such amounts can be reliably measured. “
“Consistent with our views described above with respect to contract accounting arrangements, if the vendor does not have VSOE of fair value of PCS, we believe that the vendor generally would not separate the license revenue and, accordingly, the revenue would be included within one line item on the face of the income statement (e.g. license and service revenue or service revenue). If material, it may be appropriate for a software vendor to present such revenues as a separate line item on the income statement (e.g. license and service revenue from short-term time-based

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licensing arrangements). However, in some situations it may be acceptable for the vendor to apply an appropriate and systematic and rational method to separate the license and PCS revenue on the face of the income statement, provided that the method used is consistently applied and clearly disclosed.”
          As stated previously and as disclosed in our consolidated financial statements, Dell does not have VSOE of fair value for the multiple elements in this single unit of account arrangements. Due to the high volume (approximately over 30,000 different software products available for sale) and pricing diversity of software publisher products sold, we do not believe we can devise a practical way that would meet the objective, systematic and rational criteria stipulated by the SEC to separate PCS revenue from software license revenue for purposes of Rule 5-03 income statement classification purposes. We also believe this to be true for the cost of revenue related to the combined unit of account arrangements. In addition to the challenge with separating the direct cost available on each software product because we do not have VSOE, there are also indirect costs (for example, in the technical support costs and other internal direct costs related to these offerings) that are shared and not conducive to objective, systematic and rational allocation that we believe would meet the SEC prerequisite for Rule 5-03. Therefore the Company has concluded that the alternative of separating the software license element and the PCS element for income statement presentation is not appropriate because our fact pattern precludes us from meeting the SEC’s prerequisite conditions of having an objective, systematic and rational method for such allocation. Furthermore Dell has elected not to separately state the “hybrid” revenue and costs since it does not individually meet the 10% threshold for separate presentation pursuant to Rule 5.03 (software revenue both with and without PCS included in Services, Including Software Related, were $3.6 billion, $3.4 billion and $2.4 billion representing 6.8%, 5.6%, and 4.0% of total net revenue for Fiscal 2010, Fiscal 2009, and Fiscal 2008, respectively. The costs of revenue related to this revenue were [***] for Fiscal 2010, Fiscal 2009, and Fiscal 2008, respectively).
          The Company considered the remaining two alternatives: 1) classify the “hybrid” software and PCS revenues in the net sales from tangible products caption; or 2) classify the “hybrid” software and PCS revenues in the service revenues caption.
          The Company concluded that the second option (to include the “hybrid” software and PCS revenues in the service revenues caption) was the most appropriate classification for the “hybrid” software and services revenues for the following reasons:
•	PCS is typically classified in services revenue by the software industry and it has attributes similar to the Company’s upsell warranty offerings, which the Company classifies in services revenue.

•	These single unit of account arrangements containing software and PCS elements are recognized ratably over the service delivery period so the revenue attribution for these

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arrangements is more like that of our upsell service revenue offerings which are also recognized ratably over the service delivery period.

•	Including software and PCS in services revenues provides the best alternative for providing the desired level of transparency to the users of the financial statements.
          Additionally, included in the $3.6 billion, $3.4 billion, and $2.4 billion reported in Services, Including Software Related for software revenue both with and without PCS for Fiscal 2010, Fiscal 2009, and Fiscal 2008, respectively, are revenues from limited standalone software licenses sold without PCS which Dell estimates to be [***] for the same respective periods. Revenue from standalone software licenses represents [***]. As discussed above, software licenses are generally viewed as tangible products for purposes of Rule 5-03. However, Dell does not separately track the costs and expenses related to the license of standalone software separately between those licensed with PCS and those licensed without PCS because substantially all our licenses are sold with PCS. Dell estimates the gross margins for software licensed without PCS and those licensed with PCS are not materially different. We included these amounts within the services caption of our income statement for these reasons: 1) since we could not separate license fees with PCS for income statement classification purposes to include license fees without PCS in the products caption would be inconsistent, 2) revenue from license fees with PCS were less than [***] for Fiscal 2010, Fiscal 2009, and Fiscal 2008, respectively, of Services, including software related revenue; and 3) the gross margin was consistent with the “hybrid” revenue streams included within Services, including software related revenue and the gross margin for Services, including software related revenue was not distorted in any way.
          For the reasons stated above and based on our analysis of the authoritative literature, the views of PricewaterhouseCoopers and KPMG as set forth in their interpretative guidance, and the position of the SEC on software arrangements with PCS where VSOE is not available, we believe our presentation of revenues and related costs from products and services is in accordance with Rule 5-03. In addition, historically, we have disclosed the make-up of the Services, Including Software Related, revenue line item. In our Fiscal 2010 10-K on page 32 we indicate, “Software revenue from our S&P line of business, which includes software license fees and related post-contract customer support, is included in Services Revenue, Including Software Related on the Consolidated Statements of Income. Software and related support services revenue represents 39% of Services Revenue, Including Software Related during Fiscal 2010.” We will continue to include this disclosure to provide added transparency in our reporting.
Item 11 – Executive Compensation (Incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed May 27, 2010)
Executive Compensation, page 25

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General
          6. We note your disclosures on page 27 that your compensation programs are designed to reward achievement “without establishing incentives that lead to excessive or inappropriate risk taking by employees,” and that your Leadership Development and Compensation Committee engaged an independent consultant in fiscal 2010 to perform a risk assessment of Dell’s compensation practices and policies. As such, your disclosure, taken as a whole, suggests that you concluded that risks arising from your compensation policies and practices are not reasonably likely to have a material adverse effect on the company. In your response letter, please confirm, if accurate, that the company reached this conclusion in determining that no disclosure is required by Item 402(s) of Regulation S-K; advise of the basis for this conclusion; and describe the process the company and the independent consultant undertook to reach the conclusion.
          We confirm that Dell considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on Dell and concluded that they are not reasonably likely to have such an effect.
          Dell regularly reviews each of its employee compensation programs based on several criteria, including the extent to which any of its compensation practices and policies result in material risk to Dell. In addition to its regular reviews, as disclosed in its proxy statement, the Leadership Development and Compensation Committee of the Board of Directors (the “Committee”) engaged an independent consultant in Fiscal 2010 to perform a risk assessment of Dell’s compensation practices and policies.
          In their reviews, management and the independent consultant examined Dell’s incentive compensation plans to evaluate the total risks that may arise as a result of those plans. These reviews also considered how the design of these plans, together with other policies and practices, mitigate the potential for excessive risk-taking.
          In reaching its conclusion that Dell’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, management and the independent consultant considered relevant factors including the following:
•	How pay structures with minimal volatility (e.g., base salary, full-value equity awards) are balanced with incentives that introduce more variability (e.g., stock options, incentive bonuses).

•	Whether the pay-for-performance relationship is rooted in a self-funding mechanism (e.g., do incentive earnings rise and fall in direct relation to the company’s financial well-being).

•	Whether incentive rewards are tightly aligned with shareholder interests.

•	Whether rewards programs are subject to controls that contain the risk of excessive payouts.

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          Where appropriate, management and the independent consultant sought input from Dell’s legal and human resources departments, together with outside legal advisors. Like Dell’s periodic compensation program and policy reviews, this effort was undertaken subject to the oversight of the Committee, and the Committee reviewed management’s determination and concurred in this analysis and assessment.
          Following this review, Dell concluded that risks arising from Dell’s employee compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.
*   *   *   *   *
       As requested, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
       If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 512 723 0544.
Very truly yours,
/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary